Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: October 31, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

From: David Field

Sent: Tue 10/31/2017 4:52 PM

To: ENTERCOM TEAM

Subject: Entercom—CBS Radio Merger Update

As we continue to move closer to completing our transformational CBS Radio-Entercom merger, I am writing to provide you with an update on our plans for the new company. We remain on track to merge as early as November 17th, subject to obtaining our required approvals prior to that date.

Today, I am pleased to announce a number of additions to the team who will be playing leading roles once the transaction closes. We will announce additional members of the leadership team, as well as information on a wide range of other important topics, as we continue to prepare for this game-changing event in the days and weeks ahead.

First, I would like to congratulate the following outstanding individuals who are being promoted for their performance and leadership, listed in alphabetical order:

John Kennedy from Director of Corporate Engineering to VP/Engineering

Kim Martinez from DOS/SmartReach Digital to VP/SmartReach Digital

Carmela Masi from Senior Counsel to VP/Real Estate

Jeff Miller, from VP/SmartReach Digital to SVP/SmartReach Digital

Tim Murphy from VP/Digital Strategy & Enterprise Platforms to SVP/Business Development

Andrew Sutor, from SVP/General Counsel to EVP/General Counsel

Congratulations to each of you on your promotions!

I also want to recognize a number of other terrific leaders who are being named to senior roles within the organization:

Fred Bennett, VP/Traffic and Networks

Michael Biemolt, VP/SmartReach Digital

Pat Cunnane, VP/Finance

Mike Dash, VP/Deputy General Counsel

John Graefe, Chief Information Officer

Liana Huth, VP/Programming Innovation

Deborah Kane, SVP/Training, Development & Diversity

Sheila Kirby, VP/Local Business Development

Gene Levin, VP/Controller, Treasury & Tax

Noreen McCormack, VP/Human Resources

Jen Morelli, VP/Events and Experiences

Liz Mozian, SVP & GM/Digital Audio & Revenue Operations

Jenny Nelson, VP/Local Sales Marketing Support Group

John Pacino, VP/Digital Content & Publishing

Chris Pimental, VP/Financial Operations & Internal Audit

Andi Poch, SVP/Branded Content & Integrated Sales

Cory Podelski, VP/Business Development

Amy Farley Prophet, VP/Sales Insights

Kim Reis, VP/Audience Digital Engagement

Sam Rogers, VP/National Sales

Jeff Sottolano, VP/Programming

Geoff Spencer, VP/Revenue Management

Esther Tejada, VP/Communications

We are excited about the team we are building to lead the company into an exciting future. The merger will make Entercom one of the two largest radio broadcasting companies in the US and the #1 creator of live, original local audio content in the country. As a leading American media and entertainment company, we will reach and engage over 100 million people each week through our premier collection of highly rated, award winning radio stations, digital platforms and live events. We will also be the nation’s unrivaled leader in radio news and sports.

Over the next few weeks, we will be making a number of announcements to ensure that you are fully informed about the new organization. Early next week, we will announce our Market Manager lineup, along with a handful of other positions including our Regional Vice Presidents and Format Captains.

We are building a company to win, prosper and thrive in the years ahead. With our enhanced scale and our outstanding brands, people and capabilities, we will be well positioned to play and compete at a higher level within the media industry. We can’t wait to get started.

Thanks again for all you are doing to excel in your jobs and help achieve our goals. We will continue to keep you updated and informed as we progress forward.

Until we close the merger, keep in mind that it remains business as usual and Entercom and CBS Radio remain separate companies.

Best,

David

* * * *

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders

(together, the “proxy statement/prospectus”), CBS has filed with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.